Exhibit 14.1

Inspirato Code of Business Conduct and Ethics

Introduction

We are committed to the highest standards of ethical and legal business conduct. Inspirato’s Code of Business Conduct and Ethics (the “Code of Conduct”) is intended to be a summary of guiding principles and standards that promote a culture of honesty, accountability, ethical and compliant conduct, and prompt internal reporting of violations. This Code of Conduct applies to all our officers, directors, employees, contractors and consultants (“team members” or “you”), thus we ask all to use their best judgment to follow the high ethical and legal standards to which Inspirato is committed. Violations of this Code of Conduct may result in disciplinary action, up to and including termination unless prohibited by law.

If you have a question about this Code of Conduct or the best or appropriate course of action to take in any particular situation, please seek guidance from the Legal Team.

Fair Dealing & Conduct

Inspirato does not seek competitive advantages through unlawful or unethical business practices. Our reputation for integrity is our most valuable asset and is directly related to the conduct of our team members. Therefore, you must never use your position here at Inspirato or any of its customers, vendors or partners for private gain, to advance personal interests, or to obtain favors or benefits for yourself, members of your family or any other individual, corporation or business entity. You should deal fairly with such parties and not take unfair advantage of anyone through concealment, manipulation, abuse of privileged information, misrepresentation of material facts, or other unfair dealing practices.

Reporting Violations & Whistleblowing

Consistent with our values, we rely upon our team members to bring to light good faith concerns regarding Inspirato’s business practices, including: (1) reporting suspected legal violations; (2) providing truthful information in connection with an inquiry or investigation by a court, an agency, law enforcement or any other governmental body; (3) identifying potential violations of our Code of Conduct; and (4) other matters which may receive whistleblower protection under local law (for purposes of this section, we refer to the foregoing collectively as “violations”). The integrity of our business practices and financial information is paramount and we aspire to maintain a workplace where team members, when they reasonably believe that they are aware of questionable accounting, internal accounting controls or other financial matters, or the reporting of fraudulent financial information (for purposes of this section, we refer to the foregoing collectively as “fraudulent activities”), can raise these concerns free of any retaliation, discrimination or harassment.

If you have a good faith concern regarding conduct that you believe to be a violation of Inspirato’s policies, or you believe that any violation or fraudulent activity has occurred or is occurring, we encourage you to:

●	discuss the situation with your manager; or
●	if your manager is involved in the situation or you are uncomfortable speaking with your manager, contact the General Counsel; or

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●	if you don’t believe your concern is being adequately addressed, or you are not comfortable speaking with one of the above-noted contacts, you may report your concern via our reporting hotline at 844-241-6863 or by visiting https://secure.ethicspoint.com/domain/media/en/gui/54137/index.html where you can find international hotline phone numbers for your region or file an online report, and through which you may choose to identify yourself or remain anonymous. Concerns submitted through the reporting hotline that are financial or accounting related may be reviewed by a member of the Audit Committee and the General Counsel or their delegees, as appropriate.

Reported violations will be taken seriously and will be investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported and the results of the investigation.

We are committed to providing a work environment in which you feel free to raise any good faith concern, free of retaliation, discrimination or harassment (for purposes of this section, we refer to the foregoing collectively as “retaliation”). Accordingly, Inspirato will not tolerate any retaliation against any individual who reports in good faith or participates in the investigation of any suspected violation or fraudulent activity in accordance with our Whistleblower Policy.

Nothing in our Whistleblower Policy or this Code of Conduct limits or prohibits team members from engaging for a lawful purpose in any “protected activity.”

This is a policy overview only. Please review the full text of our Whistleblower Policy.

Privacy

We care about your privacy and are committed to processing your “personal information” (as defined in the Inspirato Privacy Policy), in accordance with fair information practices and applicable data privacy laws. To learn more about how Inspirato handles personal information of employees, former employees, their dependents, and contractors, refer to the Inspirato Privacy Policy.

Confidentiality

In the course of your work, you may have access to proprietary or confidential information regarding Inspirato’s business (such as financial data, research and development, marketing, business plans or strategies, suppliers, business partners or customers or the business of its customers, suppliers or other team members). You have a responsibility to prevent revealing or divulging any such information unless it is necessary for you to do so in the performance of your duties or as required by law.

As a condition of employment, you were required to sign an Employee Invention Assignment and Confidentiality Agreement or similar terms as part of your offer of employment, and are expected to abide by its terms and conditions at all times, including after separation of employment for any reason. Confidential or proprietary information includes trade secrets. A trade secret is a commercially useful idea that creates value for Inspirato because of its secrecy, and may include, but is not limited, to financial, business, technical or engineering information, plans, formulas, designs, prototypes, methods, techniques, processes, procedures, programs or codes. You have an obligation to not disclose or use any trade secrets other than as necessary for the performance of work duties, and this obligation continues after your separation of employment.

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Access to, or disclosure of, confidential information and trade secrets should be on a “need-to-know” basis and must be authorized by your manager. Any breach of this policy may result in disciplinary action, up to and including dismissal, as well as potential legal action taken by Inspirato. Further, it is Inspirato’s policy to respect the confidential or proprietary information of others. You should not bring confidential or proprietary information, documents or materials belonging to your former employer to Inspirato or use them in the performance of your duties. If you believe that confidential or proprietary information has been disclosed or used in an unauthorized manner, please inform your manager or the Legal Team immediately.

This policy does not prohibit team members from confidentially disclosing trade secrets, proprietary or confidential information to federal, state and local government officials, or to an attorney, when done to report or investigate a suspected violation of the law. Team members may also disclose the information in certain court proceedings if specific procedures to protect the information are followed. Nothing in this policy is intended to conflict with the U.K. Trade Secrets Regulations 2018 or 18 U.S.C. sec. 1833(b) or create liability for disclosures of trade secrets that expressly allowed by 18 U.S.C. sec. 1833(b).

If you are contacted by a member of the financial community, the press or any other outside organization or individual, you may not provide information regarding Inspirato’s business except pursuant to our Regulation FD Compliance and External Communications Policy. This includes, among other things, answers to questions on overall business trends, business in different geographies, pricing, suppliers, new products or technologies, lawsuits or disputes or any other aspects of Inspirato’s business.

Conflicts of Interest

Inspirato expects you to conduct yourself and company business in a manner that reflects the highest standards of integrity and ethical conduct, in accordance with all local laws and regulations. This includes avoiding real and potential conflicts of interests.

Avoid situations that might impair, or even appear to impair, your ability to make objective and fair decisions when performing your job. At times, you may be faced with situations in which business actions taken on behalf of Inspirato may conflict with your own personal interests. If a situation arises where there is a potential conflict of interest, discuss this with a manager or the Legal Team for advice and guidance on how to proceed. You are expected to use good judgment, to adhere to high ethical standards, and to avoid situations that create an actual or potential conflict between your personal interests and the interests of Inspirato.

It is not possible to define all possible circumstances and relationships that might create a conflict of interest. Below is a non-exhaustive list of activities that indicate improper behavior, lack of personal integrity or unacceptable judgement and should be brought to the attention of the Legal Team:

●	Holding an interest in (except as noted below), or accepting free or discounted goods from, any organization that does, or is seeking to do, business with Inspirato, while in a position to directly or indirectly influence either Inspirato's decision to do business, or the terms upon which business would be done with such organization;
●	Holding any interest in an organization that competes with Inspirato (except as noted below);
●	Being employed by (including as a consultant) or serving on the board of any organization which does business, is seeking to do business, or competes, with Inspirato;

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●	Profiting personally, e.g., through commissions, loans, expense reimbursements or other payments, from any organization seeking to do business with Inspirato; or
●	Using Inspirato assets without authorization for personal business or gain.

An investment representing less than 1% of the outstanding shares of a publicly held company or less than 5% of a privately held company will not, by itself, constitute a conflict of interest.

Additionally, if a conflict of interest meets the definition of a “related party transaction,” Inspirato’s Audit Committee must approve the transaction in accordance with our Related Person Transaction Policy and Procedures.

Personal Conflicts of Interest

We all must avoid situations involving actual, potential or apparent conflicts of interest. Personal or romantic involvement with a competitor, supplier or another team member which impairs your ability to exercise good judgment on behalf of Inspirato or creates an actual conflict of interest should be avoided. While Inspirato does not seek to interfere with personal relationships, certain types of conduct may create conflicts of interest and can lead to problems with favoritism and morale. In addition to claims of partiality in treatment at work, personal conflicts from outside the work environment can be carried over into day-to-day working relationships.

Workplace Relationships

Dating someone who you supervise or supervises you, indirectly or directly, and/or where they will have access to sensitive information creates a potential of conflict of interest. Relationships of this nature should be self-reported to the People Operations Team, who will review the situation and present options to eliminate the presence or appearance of a conflict of interest.

Employment of Relatives

While we do not prohibit hiring of family members, family members may not be hired into positions in which they supervise the other, directly or indirectly, or where they will have access to sensitive information regarding the other person.

Outside Employment

Outside employment that directly conflicts with Inspirato’s essential business interests or disrupts business operations is prohibited. To request approval for outside employment, submit written details of the employment to the People Operations Team for evaluation if an actual, potential or apparent conflict of interest exists. If approved, Inspirato assumes no responsibility for the employment and shall not provide workers' compensation coverage or other benefits for injuries occurring from or arising from the outside employment.

Corporate Opportunities

Except as set forth in our certificate of incorporation and bylaws, our team members have a duty to Inspirato to advance business interests when the opportunity arises. Team members are prohibited from taking, or directing a third party to take, a business opportunity that is discovered through the use of

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corporate property, information or position, unless Inspirato has first been offered, and turned down, the opportunity. You are further prohibited from competing with Inspirato directly or indirectly during employment with Inspirato, and as otherwise provided in any written agreement with Inspirato. At times the line between personal and company benefits is difficult to draw, and sometimes there are both personal and company benefits in certain activities. You should discuss with your manager, the People Operations Team or Legal Team if you have any questions.

Gifts

Gifts can be an ordinary course business practice to express gratitude and build goodwill among parties with which we do business. Although giving or receiving gifts will not always create a conflict of interest, please be especially mindful in these situations; before offering or accepting a gift, consider whether your actions could reflect poorly on Inspirato or whether they might create the appearance of improper influence. Modest gifts, entertainment or meals with prospects, partners, customers or other third parties that serve a legitimate business purpose may be acceptable as long as they are not excessive, improper or extravagant. You may not offer or accept gifts, entertainment or meals, even if it has nominal value or no value at all, if it violates applicable laws, creates an appearance of impropriety, or compromises your objectivity and good judgment. Heightened caution should be taken when interacting with government or public officials where gifts of any value may be restricted. For more information, please refer to our Anti-Bribery and Anti-Corruption Policy.

Political Contributions

U.S. federal, state and local laws strictly regulate business contributions to political campaigns. Accordingly, any political contributions made with Inspirato funds, whether in the United States or internationally, must be approved in writing in advance by the General Counsel. You may make personal contributions but may not represent that you are making such contributions on behalf of Inspirato.

Compliance with Laws & Regulations

Inspirato will comply with all laws and governmental regulations that are applicable to its activities and expects all team members to obey the law, including the laws of the United States as well as applicable foreign laws. This includes, but is not limited to, compliance with the following:

●	Anti-money laundering laws
●	Fair competition law, laws prohibiting restraints of trade and other unfair trade practices
●	U.S. embargoes, export controls and anti-boycott laws
●	Anti-bribery and anti-corruption laws
●	Applicable securities laws
●	Laws prohibiting the unauthorized use, reproduction or distribution of any third party’s trade secrets, copyrighted information or confidential information
●	Applicable environmental laws
●	Applicable employment and labor laws and regulations to promote a safe and healthy work environment that is free from unlawful discrimination, harassment or retaliation
●	Laws prohibiting forced labor, slavery, human trafficking and other human rights violations
●	Laws protecting the reasonable privacy expectations of customers, partners, suppliers, visitors to our website and team members

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Some of the above topics may be covered in more detail in this Code of Conduct or other Inspirato policies. You have a responsibility to be knowledgeable about specific laws and regulations that apply to your area of responsibility. If a law conflicts with a policy, you must comply with the law. Any questions as to the applicability of any law should be directed to the Legal Team.

Antitrust and Fair Competition

Inspirato is committed to fair and open competition and the fostering of a competitive marketplace. Antitrust laws are designed to promote a free and open marketplace by prohibiting activities that restrain trade such as anti-competitive agreements or collusion among competitors. We all have a responsibility to comply with these laws in every region where we operate and to avoid even the appearance of unfair competition.

The following are some examples of prohibited activities under antitrust laws:

●	Discussing or agreeing on prices with competitors;
●	Orchestrating bids with competitors or directing contracts to certain bidders i.e., bid rigging;
●	Allocating or splitting up customers or markets with competitors; and/or
●	Agreeing with competitors to boycott a partner, supplier or customer.

Illegal agreements under antitrust laws do not have to be signed contracts and may be as simple as informal “handshake” understandings between parties.

Failing to comply with antitrust laws could result in large fines and even criminal liability for you and/or Inspirato. The laws governing this area are complex and you should seek counsel immediately from the Legal Team should any questions arise.

Insider Trading

Under federal and state securities laws, it is illegal to trade in the securities of a company while in possession of material nonpublic information about that company. Because team members will have knowledge of specific confidential information that is not disclosed outside of Inspirato which will constitute material nonpublic information, trading in Inspirato’s securities, or in the securities of those companies with which Inspirato does business, by team members, or persons to whom team members may provide material nonpublic information to, could constitute insider trading and violate the law. It is your responsibility to comply with these laws and not to share material nonpublic information. Please refer to our Insider Trading Policy to learn more.

Accurate & Complete Financial Books & Records

We are required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make. Accordingly, Inspirato must keep accurate and complete books and records that reflect transactions and asset dispositions in timely, reasonable detail, supported by a proper system of internal accounting controls. These requirements are implemented through Inspirato’s standard accounting policies and procedures, which all personnel are required to follow without exception. Special care must be exercised when transactions may involve payments to foreign officials. Facilitation or other

Exhibit 14.1

payments to foreign officials should be promptly reported and properly recorded, with respect to purpose, amount and other relevant factors. For more information, please refer to our Anti-Bribery and Anti-Corruption Policy. Off-the-books accounts should never be used. Requests for false invoices or payment of expenses that are unusual, excessive or inadequately described must be rejected and promptly reported. Misleading, incomplete or false entries in Inspirato’s books and records are never acceptable.

This Code of Conduct requires specific responsibilities and obligations that are enforced through standard disciplinary measures and properly reflected in performance feedback. All team members and their respective agents are responsible for understanding and complying with this Code of Conduct as it relates to their jobs. Every team member has an obligation to:

●	Be familiar with policies and communicate them to team members
●	Ask questions if this policy, required action or situation is unclear
●	Be alert to indications or evidence of possible wrongdoing
●	Promptly report violations or suspected violations through appropriate channels
●	Properly manage and monitor business activities conducted through third parties

If you have reason to believe that a violation of this policy has occurred, or may occur, you must promptly report this information to your manager, the next level of management or the General Counsel. Retaliation in any form against an employee who has, in good faith, reported a violation or possible violation of this policy is strictly prohibited. Team members who violate this policy will be subject to disciplinary action, up to and including dismissal. Violations can also result in prosecution by law enforcement authorities and serious criminal and civil penalties.

Bribery & Anti-Corruption

Inspirato is committed to conducting its business ethically and in compliance with all applicable anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.S. Travel Act, the OECD Anti-Bribery Convention, and similar laws in other countries that prohibit improper payments to obtain a business advantage. Inspirato strictly prohibits bribery or other improper payments in any of its business operations. This prohibition applies to all business activities, anywhere in the world, whether involving government officials or other commercial enterprises. A bribe or other improper payment to secure a business advantage is never acceptable and can expose individuals and Inspirato to possible criminal prosecution, reputational harm or other serious consequences. This policy applies to all team members. Third-party suppliers, partners, agents, contractors, vendors and other intermediaries acting on the Inspirato’s behalf (“third-party representatives”) are required to comply with applicable portions of our Anti-Bribery and Anti-Corruption Policy and our Code of Conduct for Partners and Suppliers. Each team member and third-party representative has a personal responsibility and obligation to conduct Inspirato’s business activities ethically and in compliance with all applicable laws based on the countries where Inspirato does business in. Failure to do so may result in disciplinary action, up to and including dismissal for team members or termination of a third-party representative’s relationship with Inspirato.

We implement this policy through appropriate guidance, training, investigation and oversight. The Legal Team has overall responsibility for the program, supported by the executive leadership of Inspirato. The General Counsel is responsible for giving advice on the interpretation and application of this policy, supporting training and education, and responding to reported concerns. The prohibition on bribery and

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other improper payments applies to all business activities, but is particularly important when dealing with government officials. The above policy summary is not intended to be exhaustive but is provided to help team members engaged in international activities gain a basic familiarity with applicable rules so that inadvertent violations can be avoided, and potential issues recognized in time to be properly addressed. For more information please review the full text of our Anti-Bribery and Anti-Corruption Policy.

Waivers & Amendment

Any amendment or waiver of any provision of this Code of Conduct must be approved in writing by Inspirato’s Board of Directors or, if appropriate, its delegate(s), and promptly disclosed pursuant to applicable laws and regulations. Any waiver or modification of this Code of Conduct for the principal executive officer, principal financial officer, principal accounting officer, controller, or any other persons performing similar functions in the company will be promptly disclosed to stockholders if and as required by any applicable rules or laws the company is subject to.

Inspirato reserves the right to amend this Code of Conduct at any time, for any reason, subject to applicable laws, rules and regulations and approval by Inspirato’s Board of Directors as noted above.